SECURITIES AND EXCHANGE COMMISSION


                        Washington, D.C.

                          FORM U-3A-2

          Statement by Holding Company Claiming Exemption
            Under Rule U-3A-2 from the Provisions of the
             Public Utility Holding Company Act of 1935


                To Be Filed Annually Prior to March 1

                     MARBEL ENERGY CORPORATION

hereby files with the Securities and Exchange Commission
(Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public
Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

          MARBEL Energy Corporation (MARBEL) was organized in
Ohio and is a holding company. It is a subsidiary of FirstEnergy
Corp. (FirstEnergy). The principal offices of MARBEL are located in Lancaster, Ohio.

          MARBEL's subsidiaries include Northeast Ohio Operating
Companies, Inc. ("NOOCI"), a holding company, and MARBEL Holdco,
Inc. ("MARBEL Holdco").

          MARBEL Holdco holds a 50% ownership in Great Lakes Energy Partners, LLC ("Great Lakes"). Great Lakes is an oil and gas exploration and production company that is a joint venture with Range Resources Corporation; it holds a majority of its assets in the Appalachian Basin, including more than 7,700 oil and natural gas wells, drilling rights on nearly 1 million acres, proven resources of 450 billion cubic feet equivalent of natural gas and oil, and 5,000 miles of pipeline. Great Lakes also owns intrastate gas pipelines and a small interstate pipeline between Ohio and West Virginia.

          NOOCI owns all of the issued and outstanding shares of Northeast Ohio Natural Gas Corporation ("NONGC"), a public utility company. In addition, NOOCI is the contracting party to two large gas supply agreements with 2000 gas sales revenues of approximately $7.5 million. NONGC provides gas distribution and transportation service to approximately 5,000 customers located in 10 counties in central and northeast Ohio. It owns and operates approximately 420 miles of distribution and transportation pipeline.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

NORTHEAST OHIO NATURAL GAS CORPORATION
--------------------------------------

          NONGC provides gas distribution and transportation service to approximately 5,000 customers located in 10 counties in central and northeast Ohio. It owns and operates approximately 420 miles of distribution and transportation pipeline. It operates approximately 420 miles of distribution and transportation pipeline and ancillary facilities. It receives its gas supplies from local gas producers as well as from interstate pipeline companies. Its principal source of operating revenue is derived from the distribution and transportation of natural gas.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

               NONGC           688,233 Mcf

          (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

               NONGC           None

          (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

               NONGC           None

          (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

               NONGC           192,902 Mcf

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                               None

          (b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

                               None

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

                               None

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                               None


          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                               None

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of September 2001.


                         MARBEL Energy Corporation


                         By:  /s/Lawrence P. Haren
                            -----------------------------
                         Title:  President and Treasurer





CORPORATE SEAL






Attest:    /s/Nancy C. Ashcom
       -----------------------------
Title:     Corporate Secretary




Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

  Lawrence P. Haren          President and Treasurer
-------------------------------------------------------
        (Name)                         (Title)

      P.O. Box 430, Lancaster, OH  43130
-------------------------------------------------------
                   (Address)

                           EXHIBIT A
                   MARBEL ENERGY CORPORATION
          UNAUDITED CONSOLIDATED FINANCIAL INFORMATION




          A consolidating balance sheet, statement of income and statement of retained earnings of the claimant and its subsidiary companies.

                                 MARBEL Energy Corporation - Consolidating Balance Sheet (Unaudited)
                                                         December 31, 2000
                                                           (In Thousands)
                                                       Total                                  MARBEL                  Consol
                                                       NOOCI    NOOCI     Consol    MARBEL    Energy      MARBEL      MARBEL
            ASSETS                   NOOCI    NONGC     Cos.    Elim       NOOCI    Holdco     Corp        Elim       Energy
-----------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents        $   501  $   316  $   817  $      -   $   817  $      35  $  1,521   $       -    $  2,373
  Receivables:
    Other                              709    1,311    2,020         -     2,020      7,788         -           -       9,808
    Associated Companies                 -      388      388         -       388          -    13,306     (13,306)        388
  Inventories and other                  -       98       98         -        98          -         -           -          98
                                   -------------------------------------------------------------------------------------------
                                     1,210    2,113    3,323         -     3,323      7,823    14,827     (13,306)     12,667
                                   -------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
  In service                         2,366   12,535   14,901         -    14,901          -         -           -      14,901
  Less--Accumulated provision
   for depreciation                    674    3,563    4,237         -     4,237          -         -           -       4,237
                                   -------------------------------------------------------------------------------------------
                                     1,692    8,972   10,664         -    10,664          -         -           -      10,664
  Construction work in progress          -   11,625   11,625         -    11,625          -         -           -      11,625
                                   -------------------------------------------------------------------------------------------
                                     1,692   20,597   22,289         -    22,289          -         -           -      22,289
                                   -------------------------------------------------------------------------------------------
OTHER ASSETS
  Notes receivable from
   associated companies              9,000        -    9,000    (9,000)        -          -     7,000      (7,000)          -
  Investment in Great Lakes              -        -        -         -         -    136,293         -           -     136,293
  Investment in subsidiaries         4,512        -    4,512    (4,512)        -          -   141,538    (141,538)          -
  Other                                124      442      566         -       566          -        73           -         639
                                   -------------------------------------------------------------------------------------------
                                    13,636      442   14,078   (13,512)      566    136,293   148,611    (148,538)    136,932
                                   -------------------------------------------------------------------------------------------

         TOTAL ASSETS              $16,538  $23,152  $39,690  $(13,512)  $26,178   $144,116  $163,438   $(161,844)   $171,888
                                   ==========================================================================================

                               MARBEL Energy Corporation - Consolidating Balance Sheet (Unaudited)
                                                     December 31, 2000
                                                        (In Thousands)
                                                       Total                                  MARBEL                  Consol
                                                       NOOCI    NOOCI     Consol    MARBEL    Energy      MARBEL      MARBEL
 LIABILITIES AND CAPITALIZATION      NOOCI    NONGC     Cos.    Elim       NOOCI    Holdco     Corp        Elim       Energy
------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Currently payable long-term debt $    59  $     -  $    59  $      -   $    59   $      -  $      -   $       -    $     59
  Accounts payable:
    Other                              709      401    1,110         -     1,110          -     7,976           -       9,086
    Associated Companies             1,617    4,366    5,983         -     5,983      8,867    10,134     (13,306)     11,678
  Notes payable to associated
   companies                         7,000   13,525   20,525    (9,000)   11,525          -         -      (7,000)      4,525
  Other                                293      339      632         -       632          -     2,123           -       2,755
                                   -------------------------------------------------------------------------------------------
                                     9,678   18,631   28,309    (9,000)   19,309      8,867    20,233     (20,306)     28,103
                                   -------------------------------------------------------------------------------------------
LONG-TERM NOTES PAYABLE                571        9      580         -       580          -         -           -         580
                                   -------------------------------------------------------------------------------------------
OTHER LIABILITIES:
  Deferred income taxes                  -        -        -         -         -          -    20,637           -      20,637
  Other                                  -        -        -         -         -          -       953           -         953
                                   -------------------------------------------------------------------------------------------
                                         -        -        -         -         -          -    21,590           -      21,590
                                   -------------------------------------------------------------------------------------------
CAPITALIZATION:
  Common stock                       1,846      592    2,438      (592)    1,846          -     3,162      (1,846)      3,162
  Additional paid-in-capital           902    3,350    4,252    (3,350)      902    128,666    84,072    (129,568)     84,072
  Retained earnings                  3,541      570    4,111      (570)    3,541      6,583    34,437     (10,124)     34,437
  Less: Treasury stock                   -        -        -         -         -          -       (56)          -         (56)
                                   -------------------------------------------------------------------------------------------
                                     6,289    4,512   10,801    (4,512)    6,289    135,249   121,615    (141,538)    121,615
                                   -------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND
 CAPITALIZATION                    $16,538  $23,152  $39,690  $(13,512)  $26,178   $144,116  $163,438   $(161,844)   $171,888
                                   ==========================================================================================

                                   MARBEL Energy Corporation Consolidating Income Statement
                                                      (Unaudited)
                                            For the Year Ended December 31, 2000
                                                     (In Thousands)
                                                           Total                                  MARBEL              Consol
                                        Gas                NOOCI    NOOCI     Consol    MARBEL    Energy   MARBEL     MARBEL
                             NOOCI   Transport   NONGC     Cos.     Elim      NOOCI     Holdco     Corp     Elim      Energy
                            --------------------------------------------------------------------------------------------------
OPERATING REVENUES:
Gas sales                   $7,487    $ 473     $3,647   $11,607   $    -    $11,607    $    -   $     -   $     -    $11,607
Other                        2,124      114      2,359     4,597     (649)     3,948         -         2         -      3,950
                           ---------------------------------------------------------------------------------------------------
    TOTAL OPERATING
     REVENUES                9,611      587      6,006    16,204     (649)    15,555         -         2         -     15,557

OPERATING EXPENSES:
Purchased gas                7,488      457      2,643    10,588        -     10,588         -         -         -     10,588
Other expenses               1,326      166      1,799     3,291     (649)     2,642         -       441         -      3,083
Provision for depreciation
 and amortization              103       29        514       646        -        646     1,825         -         -      2,471
General taxes                   37       39        558       634        -        634       158         -         -        792
                           ---------------------------------------------------------------------------------------------------
    TOTAL OPERATING
     EXPENSES                8,954      691      5,514    15,159     (649)    14,510     1,983       441         -     16,934
                           ---------------------------------------------------------------------------------------------------

OPERATING INCOME (LOSS)        657     (104)       492     1,045        -      1,045    (1,983)     (439)        -     (1,377)

OTHER INCOME (EXPENSE):
Equity in Subsidiary
 Earnings                       28       85          -       113     (113)         -         -     4,443    (4,443)         -
Income from Great Lakes          -        -          -         -        -          -     7,501         -         -      7,501
Other income (expense)         467        -         68       535        -        535     1,018    (2,356)     (615)    (1,418)
Interest expense              (286)     (32)      (356)     (674)       -       (674)       (2)      (55)      615       (116)
                           ---------------------------------------------------------------------------------------------------
    TOTAL OTHER INCOME
     (EXPENSE), NET            209       53       (288)      (26)    (113)      (139)    8,517     2,032    (4,443)     5,967

INCOME BEFORE TAXES            866      (51)       204     1,019     (113)       906     6,534     1,593    (4,443)     4,590

INCOME TAXES                   314      (51)        91       354        -        354     2,643    (2,980)        -         17
                           ---------------------------------------------------------------------------------------------------
NET INCOME                  $  552    $   -     $  113   $   665   $ (113)   $   552    $3,891    $4,573   $(4,443)   $ 4,573
                           ==================================================================================================


                        MARBEL Energy Corporation - Consolidating Statement of Retained Earnings (Unaudited)
                                              For the Year Ended December 31, 2000
                                                          (In Thousands)
                                               Total                             MARBEL               Consol
                                               NOOCI    NOOCI  Consol   MARBEL   Energy     MARBEL    MARBEL
                               NOOCI   NONGC    Cos.    Elim   NOOCI    Holdco    Corp       Elim     Energy
                             ---------------------------------------------------------------------------------
Balance at beginning of year  $2,989   $457   $3,446   $(457)  $2,989   $2,692   $29,864   $ (5,681)  $29,864
 Net income                      552    113      665    (113)     552    3,891     4,573     (4,443)    4,573
                             ---------------------------------------------------------------------------------

Balance at end of year        $3,541   $570   $4,111   $(570)  $3,541   $6,583   $34,437   $(10,124)  $34,437
                             =================================================================================


                            EXHIBIT B
                    MARBEL ENERGY CORPORATION
               TWELVE MONTHS ENDED DECEMBER 31, 2000
                         (IN THOUSANDS)
                    FINANCIAL DATA SCHEDULE



  ITEM NOS.           CAPTION HEADING
  ---------           ---------------

      1               Total Assets              $171,888

      2               Total Operating Revenues  $ 15,557

      3               Net Income                $  4,573

                            EXHIBIT C
                   MARBEL ENERGY CORPORATION

Claimant
--------

Name:  MARBEL Energy Corporation
State of Organization: Ohio
Location: P.O. Box 430, Lancaster, OH  43130
Nature of Business: Holding Company

Subsidiaries
------------

Name: The Northeast Ohio Operating Companies, Inc.
State of Organization: Ohio
Location: P.O. Box 430, Lancaster, OH  43130
Nature of Business: Holding Company

Name: Northeast Ohio Natural Gas Corp.
State of Organization: Ohio
Location: P.O. Box 430, Lancaster, OH  43130
Nature of Business: Transportation and Sale of Natural Gas at
Retail

Name: MARBEL Holdco
State of Organization: Ohio
Location: P.O. Box 430, Lancaster, OH  43130
Nature of Business: Joint Venture Company

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